Exhibit 99.2

Attunity Appoints New Chief Operating Officer
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Burlington, MA – November 2, 2017 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today announced the appointment of Mark Logan as Chief Operating Officer (COO) of Attunity, effective November 20, 2017.

"We are pleased to have Mark Logan join the Attunity team as Chief Operating Officer. As we continue to capitalize on the large opportunity in the data integration market, we see this as a pivotal time to accelerate our growth with the addition of a proven leader to our C-Suite," stated Shimon Alon, Chairman and CEO of Attunity. "Mark will assume responsibility for Attunity sales and operations activities. We believe his extensive experience in scaling numerous businesses through innovative go-to-market strategies will be instrumental in driving improved operational performance for our business."

Mark is a seasoned executive with over 25 years of technology industry experience in corporate growth, go-to-market strategies and channel development. He has served in numerous executive management roles, including as CEO of WealthEngine, CEO of Rivermine, COO of Emptoris and General Manager of Peoplesoft and JD Edwards. In these positions, Mark acted as a change agent successfully driving substantial revenue growth. He brings to Attunity deep knowledge and experience in all aspects of sales and operations.

"Attunity is an innovative company with technology solutions that are in high demand in a continuously growing market. I am excited to join the team during such an important time of great momentum in the company and industry to help drive the business to the next level of success," said Mark. "I look forward to putting my skills to work to help with achieving Attunity's greater vision."

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and, management of data across heterogeneous enterprise platforms, organizations, and the Cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, Attunity is using forward-looking statements when it discusses future performance and growth and achieving its vision. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to continue to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate, Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:
Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972-9-899-3000
dror.elkayam@attunity.com